UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 February 2007
Number 04/07

BHP BILLITON ANNOUNCES INCREASED CAPITAL MANAGEMENT PROGRAMME INCLUDING AN OFF-MARKET BUY-BACK OF
BHP BILLITON LIMITED SHARES

BHP Billiton today announced a US$10 billion increase to the US$3 billion capital management programme that was announced in August 2006. This amount will be returned to shareholders over the next 18 months through a series of buy-backs. The next stage in the capital management programme will be the implementation of an off-market buy-back with a targeted maximum of A$3.25 billion (US$2.5 billion) of BHP Billiton Limited shares. At the same time, BHP Billiton will continue to repurchase shares on-market in BHP Billiton Plc on an opportunistic basis. This programme continues BHP Billiton's outstanding track record of meeting its capital management commitment and delivering value to shareholders. This increase of the capital management program is in addition to the increased interim dividend also announced today.

BHP Billiton's Chairman, Don Argus, said "the increase in the Company's capital management programme reflects the Board's continued commitment to generating long-term, sustainable shareholder value. The Board of BHP Billiton continues its absolute commitment to capital discipline. Our confidence in the Company's outlook and strong cash generative capability has underpinned our decision to continue to announce sizeable returns to our shareholders.

"In August 2006 we announced a capital management initiative of US$3 billion to be returned to shareholders over an 18 month period. In the six months since then, we have returned US$1.7 billion through a series of on-market buy-backs of the BHP Billiton Plc stock at an average price per share of US$18.23. Today we have increased the programme by a further US$10 billion. We will start this with an off-market buy-back of BHP Billiton Limited shares at a discount of no less than 10 per cent. This is our third sizeable capital return announcement within a 12 month period and in aggregate amounts to US$15 billion.

"Our financial strength means we are well positioned to fund our US$17.5 billion pipeline of projects and capture other value enhancing opportunities as they arise. At the same time, we are able to maintain a robust capital structure and continue with our progressive dividend policy, as well as undertake this additional $10 billion return to shareholders," Mr Argus said.

BHP Billiton's Chief Executive Officer, Chip Goodyear, said "At the conclusion of today's initiative we will have repurchased approximately 16.9 per cent of the shares on issue since November 2004. We will have also returned US$26.6 billion to shareholders through capital initiatives and dividends since June 2001. This has occurred during a period when we have pursued significant organic growth and acquisition opportunities as well as establishing a strong track record in executing against our announced initiatives promptly and effectively," he said.

Undertaking both an off-market and on-market buy-back, coupled with an increased interim dividend allows the entire BHP Billiton global shareholder base to participate, both directly and indirectly, in this initiative. The off-market buy-back provides an optimal means for maximising economic value for all shareholders. The resulting increase in the Company's Earnings Per Share means all BHP Billiton Limited and BHP Billiton Plc shareholders, including those not participating in the buy-back process and regardless of location and tax status, benefit from an off-market buy-back. In addition, because shares are purchased at a minimum discount of 10% to the market price, a greater number of shares can be bought back for the same total cost, compared with buying back at market price. The value of the remaining shares will therefore be enhanced through the increased earnings, cash flow and return on equity attributable to each share.

The capital management programme will be funded from cash and borrowings. Given the strength of BHP Billiton's financial position, it will remain strongly capitalised after completion of the programme in line with the Company's solid A credit rating and will not compromise its ability to fund the strong pipeline of organic growth projects.

The Board of BHP Billiton has concluded that the proposed off-market buy-back can be completed without negatively affecting the ability of BHP Billiton Limited to pay fully franked dividends for the foreseeable future.

Details of the Off-Market Buy-Back
BHP Billiton Limited will repurchase shares under the off-market buy-back at a discount of at least 10% to the volume weighted average price of BHP Billiton Limited shares over the five trading days up to and including the closing date of the buy-back ("Market Price"). Eligible shareholders of BHP Billiton Limited may tender some or all of their shares at discounts of between 10% and 14% inclusive (at 1% intervals) to the Market Price, or as a final price tender (which is simply an election to receive the final buy-back price). The final buy-back price will be determined according to the tenders lodged by eligible shareholders and the Market Price.

Eligible shareholders may choose to participate in the off-market buy-back for various reasons and in so doing may take account of the tax benefits that only arise under the Australian taxation regime. BHP Billiton does not anticipate that shareholders who are resident outside Australia will participate, as they are likely to obtain a better outcome by selling their shares on-market. Excluded foreign persons, including shareholders in the US, US persons and residents of Canada will not be eligible to participate in the buy-back. ADRs and restricted employee shares may not be tendered into the buy-back.

For Australian tax purposes, the buy-back price received by participating shareholders will comprise the following:

a) a capital component of A$2.50 per share; and
b) a fully franked deemed dividend equal to the buy-back price less A$2.50.

For the purpose of Capital Gains Tax calculations, the capital proceeds will be the A$2.50 capital component plus an amount equal to the excess of the Tax Value(1) over the buy-back price.

(1) Tax Value will be calculated pursuant to the ATO guidelines (detailed in Tax Determination 2004/22) which effectively provide that the Tax Value will be the five day VWAP of BHP Billiton Limited shares on the ASX up to and including 6 February 2007 and will be adjusted for the movement in the BHP Billiton Plc share price from the closing price on the London Stock Exchange on 6 February 2007 to the opening price on the London Stock Exchange on the closing date of the buy-back (23 March 2007)

Under the off-market process, BHP Billiton Limited will buy all shares tendered by eligible shareholders who elect to receive the final buy-back price or who tender their shares at a discount greater than or equal to the final buy-back discount determined under the tender process, subject to any required scale back. The operation of the scale back has been structured to ensure that eligible registered shareholders with small holdings are not disadvantaged. All shares that are accepted by BHP Billiton Limited will be bought back at the final buy-back price, even if they are tendered at a discount that represents a price below the final buy-back price.

BHP Billiton Limited will not buy back any shares tendered by shareholders at a price above the final buy-back price. Although the maximum target buy-back size is A$3.25 billion (approximately US$2.5 billion), the Company may vary the size of the buy-back depending on tenders lodged by shareholders and market conditions. In particular the Company may buy back significantly less than the target maximum amount if the relative value of repurchasing BHP Billiton Limited shares rather than BHP Billiton Plc shares materially reduces by the end of the tender period. The final size of the off-market buy-back will not be materially more than A$3.25 billion which will enable BHP Billiton to continue to pay fully franked dividends under its progressive dividend policy.

Eligible shareholders will be sent the buy-back booklet containing the terms and conditions of the off-market buy-back by 28 February 2007. The booklet cannot be sent into the United States or Canada.

Off-Market Buy-Back Timetable(2)

The indicative timetable for the off-market buy-back is outlined below.

Event	Date
Buy-back announcement	7 February 2007
Cut-off date for franking entitlement under 45-day rule(3)	8 February 2007
Shares quoted ex-entitlement to participate in the buy-back on the ASX (shares acquired on the ASX on or after this date will not typically confer an entitlement to participate in the buy-back)	12 February 2007
Determination of eligible shareholders entitled to participate in the buy-back (record date)	16 February 2007
Completion of mail out of buy-back documents to eligible shareholders	28 February 2007
Buy-back tender period opens	5 March 2007
Buy-back tender period closes - tenders must be received by 7.00pm (AEST)	23 March 2007
Announcement of the buy-back price and any scale back	26 March 2007
Buy-back proceeds dispatched/credited to participating shareholders completed	No later than 2 April 2007

Shareholders who have any enquiries in relation to the off-market buy-back may contact BHP Billiton's buy-back enquiry line on 1300 558 547 toll free within Australia or +61 3 9415 4633 if calling from outside Australia, or visit our website www.bhpbilliton.com. Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the buy-back in their own individual circumstances.

(2) While BHP Billiton does not anticipate any changes to these times and dates, it reserves the right to vary them without notification.

(3) Shares acquired after this date will generally not satisfy the 45-day rule for the purposes of calculating an Australian taxpayer's tax credits.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Ivan Arriagada, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Ivan.D.Arriagada@bhpbilliton.com

Important notice:
Not for distribution or release in or into the United States or Canada.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the buy-back are sought by this press release, which relates to the BHP Billiton capital management programme. Shareholders who are (or nominees who hold BHP Billiton Limited shares on behalf of or for the account of persons who are) in the United States or US persons, (within the meaning of Regulation S under the United States Securities Act 1933,) residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the off-market buy-back described in this press release. ADRs and restricted employee shares may not be tendered into the buy-back. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, when issued, will not to be distributed or sent into the United States or Canada.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 7 Feburary 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary